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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)/1/

                                  US LEC Corp.
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                      Class A Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   90331S 10 9
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                                 (CUSIP Number)

                         Ann Marie Viglione, Controller
                              111 Huntington Avenue
                           Boston, Massachusetts 02199
                                 (617) 516-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2003
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________
         /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

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-------------------------                                  ---------------------
CUSIP No. 90331S 10 9                    13D               Page 2 of 9 Pages
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 1.   NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Bain Capital Fund VI, L.P.
            EIN No.: 04-3405560
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS*

            WC
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [_]

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                       7.    SOLE VOTING POWER
    NUMBER OF                 3,918,034 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY         8.    SHARED VOTING POWER
    OWNED BY                  0
      EACH           -----------------------------------------------------------
   REPORTING           9.    SOLE DISPOSITIVE POWER
  PERSON WITH                 3,918,034 shares of Class A Common Stock
                     -----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                              0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,918,034 shares of Class A Common Stock
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                             [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.72%
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14.   TYPE OF REPORTING PERSON*

            PN
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This Schedule 13D/A constitutes the second amendment to the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 20, 2001 ("Initial Schedule 13D") and amended by Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission on February 28, 2002 ("Amendment No. 1") with respect to the Class A Common Stock of US LEC Corp. (the "Company"). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by Amendment No. 1, remains in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Bain Capital Fund VI, L.P., a Delaware limited partnership (either "Fund VI" or the "Reporting Person") in its capacity as Administrative Member of Bain Capital CLEC Investors, L.L.C., a Delaware limited liability company ("CLEC Investors").

         Other Members of CLEC Investors affiliated with Fund VI who may be deemed to be beneficial owners of the securities covered by this Statement include the following: (1) Bain Capital VI Coinvestment Fund, L.P., a Delaware limited partnership ("Coinvestment Fund"), (2) BCIP Associates II, a Delaware general partnership ("BCIP II"), (3) BCIP Associates II-B, a Delaware general partnership ("BCIP II-B"), (4) BCIP Associates II-C, a Delaware general partnership ("BCIP II-C"), (5) BCIP Trust Associates II, a Delaware general partnership ("BCIP Trust II"), (6) BCIP Trust Associates II-B, a Delaware general partnership ("BCIP Trust II-B" and together with BCIP II, BCIP II-B, BCIP II-C, and BCIP Trust II, the "BCIP Entities"), (7) Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Brookside"), (8) Sankaty High Yield Asset Partners, L.P., a Delaware limited partnership ("Sankaty"), (9) Sankaty High Yield Partners II, L.P., a Delaware limited partnership ("Sankaty II") and (10) PEP Investments PTY Ltd., an Australian company limited by shares organized under the laws of New South Wales ("PEP" and together with Fund VI Coinvestment Fund, the BCIP Entities, Brookside, Sankaty, Sankaty II, the "CLEC Members").

         Bain Capital Partners VI, L.P., a Delaware limited partnership ("Bain Partners VI") is the sole general partner of each of Fund VI and Coinvestment Fund. Bain Capital Investors, LLC, a Delaware limited liability company ("Bain Investors") is the sole general partner of Bain Partners VI and is the sole managing partner of each of the BCIP Entities.

         Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"), is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management and thus is the controlling person of Brookside Management.

                                Page 3 of 9 pages

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         Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty LLC") is the sole general partner of Sankaty. Sankaty Investors, LLC, a Delaware limited liability company ("Sankaty Investors") is the sole managing member of Sankaty LLC. Mr. Jonathan S. Lavine is the sole managing member of Sankaty Investors and is thus the controlling person of Sankaty Investors.

         Sankaty High Yield Asset Investors II, LLC, a Delaware limited liability company ("Sankaty II LLC") is the sole general partner of Sankaty II. Sankaty Investors II, LLC, a Delaware limited liability company ("Sankaty Investors II") is the sole managing member of Sankaty II LLC. Mr. Lavine is the sole managing member of Sankaty Investors and is thus the controlling person of Sankaty Investors II.

         By an Irrevocable Power of Attorney dated May 25, 2001, which is attached as Exhibit 4 hereto, PEP has appointed Bain Investors and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

         (b) The principal business address of each of the Reporting Person, the CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Mr. Brakeman and Mr. Lavine is 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

         (c) The principal business of each of Fund VI and Coinvestment Fund is that of an investment limited partnership. The principal business of Bain Partners VI is that of general partner of Fund VI and Coinvestment Fund.

         The principal business of the BCIP Entities is that of investment general partnerships.

         The principal business of Bain Investors is that of general partner of Bain Partners VI and certain other entities, and ultimate general partner of each of Fund VI and Coinvestment Fund, and that of a managing partner of each of the BCIP Entities.

         The principal business of Brookside is that of an investment limited partnership. The principal business of Brookside Investors is that of general partner of Brookside. The principal business of Brookside Management is that of general partner of Brookside Investors and ultimate general partner of Brookside. The principal occupation of Mr. Brakeman is that of a Managing Director of Brookside Capital, LLC.

         The principal business of Sankaty is that of an investment limited partnership. The principal business of Sankaty LLC is that of general partner of Sankaty. The principal business of Sankaty Investors is that of managing member of Sankaty LLC and ultimate general partner Sankaty. The principal occupation of Mr. Lavine is that of a Managing Director of Sankaty Advisors, LLC.

                                Page 4 of 9 pages

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     The principal business of Sankaty II is that of an investment limited partnership. The principal business of Sankaty II LLC is that of general partner of Sankaty II. The principal business of Sankaty Investors II is that of managing member of Sankaty II LLC and ultimate general partner of Sankaty II.

     The principal business of PEP is that of an Australian investment company limited by shares.

     (d) None of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Mr. Brakeman or Mr. Lavine has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Brookside Investors, Brookside Management, Mr. Brakeman or Mr. Lavine has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II is organized under the laws of the State of Delaware. Mr. Brakeman and Mr. Lavine are each a citizen of the United States.

     PEP is organized under the laws of the New South Wales Australia.

Item 3.  Source and Amount of Funds or Other Consideration.

     CLEC Investors is a party to a Stock Purchase Agreement (the "Agreement"), dated as of April 11, 2000, previously filed with the Commission, via EDGAR, by and among the Company and the Persons listed on Schedule 1 attached thereto. As of the date of the Agreement, CLEC Investors purchased 100,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") using the working capital of its Members. As of March 28, 2003, CLEC Investors had received an additional 17,795 shares of Preferred Stock through paid in kind dividends which accrue on a quarterly basis for a total amount of 117,795 shares of Preferred Stock.

     The 117,795 shares of Preferred Stock held as of March 28, 2003 are presently convertible into 3,918,034 shares of Class A Common Stock (the "Class A Common Stock" or "Common Stock") based on a purchase price of $1,000.00 and a conversion price of $30.0648. The Reporting Person did not borrow any funds to effectuate the transaction whereby the Reporting Person received securities which are the subject of this filing on Schedule 13D/A. The Reporting Person used the working capital of its Members to make the purchase described herein.

                                Page 5 of 9 pages

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Item 5.  Interest in Securities of the Company.

     (a) and (b) The Reporting Person, by virtue of its role as Administrative Member of CLEC Investors, may be deemed to own all 117,795 shares of Series A Preferred Stock ("Preferred Stock") held by CLEC Investors, which is convertible into 3,918,034 shares or 12.72% of the Company's outstanding Common Stock based on 26,894,839 shares outstanding as of January 15, 2003 according to the Company's Chief Financial Officer. The Reporting Person disclaims beneficial ownership of all but the 50,237 shares of Preferred Stock convertible into 1,670,967 shares or 5.85% of the Company's outstanding Common Stock in which it holds a pecuniary interest. The other CLEC Members may be deemed to beneficially own Common Stock of the Company based on their pro-rata share of membership interests in CLEC Investors.

     Each of Fund VI and Coinvestment Fund act by and through its sole general partner, Bain Partners VI. Bain Partners VI acts by and through its sole general partner, Bain Investors. Each of the BCIP Entities acts by and through its managing partner, Bain Investors. PEP acts by and through Bain Investors, by power-of-attorney.

     The Coinvestment Fund, by virtue of its membership in CLEC Investors, may be deemed to hold 55,743 shares of Preferred Stock convertible into 1,854,100 shares of Common Stock, representing 6.45% of Common Stock of the Company.

     Bain Partners VI, as the sole general partner of Fund VI and the Coinvestment Fund, may be deemed to share voting and dispositive power with respect to at least 3,525,066 shares of Common Stock, representing 11.59% of the Company's Common Stock, and as many as 3,918,034 shares of Common Stock representing 12.72% of the Company's Common Stock. The filing of this statement by Bain Partners VI shall not be construed as an admission that Bain Partners VI is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI and the Coinvestment Fund.

     The BCIP Entities, by virtue of their membership in CLEC Investors, may be deemed to beneficially own 4,612 shares of Preferred Stock, convertible into 153,391 shares or 0.57% of the Company's Common Stock. BCIP II may be deemed to beneficially own 3,057 shares of Preferred Stock convertible into 101,696 shares of Common Stock, or 0.38% of Common Stock of the Company. BCIP Trust II may be deemed to beneficially own 370 shares of Preferred Stock convertible into 12,303 shares of Common Stock, or 0.05% of Common Stock of the Company. BCIP II-B may be deemed to beneficially own 497 shares of Preferred Stock convertible into 16,526 shares of Common Stock, or 0.06% of Common Stock of the Company. BCIP Trust II-B may be deemed to beneficially own 183 shares of Preferred Stock convertible into 6,096 shares of Common Stock, or 0.02% of Common Stock of the Company. BCIP II-C may be deemed to beneficially own 504 shares of Preferred Stock convertible into 16,769 shares of Common Stock, or 0.06% of Common Stock of the Company.

                                Page 6 of 9 pages

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     PEP, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 168 shares of Preferred Stock convertible into 5,571 shares of Common Stock or 0.02% of the Company's Common Stock.

     Bain Investors, as the sole general partner of Bain Partners VI, as the managing partner of the BCIP Entities and as Attorney-in-Fact for PEP, may be deemed to share voting and dispositive power with respect to at least 3,684,029 shares of Common Stock representing 12.05% of the Company's Common Stock and as many as 3,918,034 shares of Common Stock representing 12.72% of the Company's Common Stock, which may be deemed to be held by Fund VI, Coinvestment Fund, the BCIP Entities and PEP by virtue of their membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Bain Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI, the Coinvestment Fund, the BCIP Entities and PEP.

     Brookside, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 4,102 shares of Preferred Stock convertible into 136,446 shares or 0.50% of the Company's Common Stock. Brookside acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Brookside Management acts by and through its sole managing member, Mr. Brakeman. Mr. Brakeman, as the sole managing member of Brookside Management, Brookside Management, as the sole general partner of Brookside Investors, and Brookside Investors, as the general partner of Brookside, may be deemed to share voting and dispositive power with respect to 136,446 shares of Common Stock representing 0.50% of the Company's Common Stock, which may be deemed to be held by Brookside by virtue of its membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Brookside Investors, Brookside Management and Mr. Brakeman are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Brookside.

     Sankaty, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 586 shares of Preferred Stock convertible into 19,492 shares or 0.07% of the Company's Common Stock. Sankaty acts by and through its general partner, Sankaty LLC. Sankaty LLC acts by and through its managing member, Sankaty Investors. Sankaty Investors acts by and through its sole managing member, Mr. Lavine. Mr. Lavine, as sole managing member of Sankaty Investors, Sankaty Investors, as the sole managing member of Sankaty LLC, and Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 19,492 shares of Common Stock representing 0.07% of the Company's Common Stock, which may be deemed to be held by Sankaty by virtue of its membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Sankaty LLC, Sankaty Investors and Mr. Lavine are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Sankaty.

     Sankaty II, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 1,758 shares of Preferred Stock convertible into 58,477 shares or 0.22% of the Company's Common Stock. Sankaty II acts by and through its general partner, Sankaty II LLC. Sankaty II LLC acts by and through its managing member, Sankaty Investors II. Sankaty

                                Page 7 of 9 pages

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Investors II acts by and through its sole managing member, Mr. Lavine. Mr.
Lavine, as sole managing member of Sankaty Investors II, Sankaty Investors II, as sole managing member of Sankaty II LLC, and Sankaty II LLC, as the sole general partner of Sankaty II, may be deemed to share voting and dispositive power with respect to 58,477 shares of Common Stock representing 0.22% of the Company's Common Stock, which may be deemed to be held by Sankaty II by virtue of its membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Sankaty II LLC, Sankaty Investors II and Mr. Lavine are, for purposes of Section 13(d) of the Exchange Ave, the beneficial owners of such shares.

     (c) Since the date of Amendment No. 1, CLEC Investors has received an additional 6,811 shares of Preferred Stock through paid in kind dividends which accrue on a quarterly basis, for a total amount of 117,795 shares of Preferred Stock held as of March 28, 2003. In addition, the Preferred Stock conversion price changed from $32.8855 to $30.0648 as of February 28, 2003 due to anti-dilution protections applicable to the Preferred Stock. As a result of these changes, the number of shares of the Company's Common Stock into which the Preferred Stock held by CLEC Investors is convertible increased by 543,158 shares from the date of Amendment No. 1 to March 28, 2003.

     (d) Not applicable.

     (e) Not applicable.

                                Page 8 of 9 pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 28, 2003


                         BAIN CAPITAL FUND VI, L.P.
                         By: Bain Capital Partners VI, L.P., its general partner
                            By: Bain Capital Investors, LLC, its general partner


                            By:  /s/ Michael A. Krupka
                                 ---------------------
                                 Michael A. Krupka
                                 Managing Director

                                Page 9 of 9 pages